

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 12, 2010

<u>VIA U.S. Mail and Facsimile</u>

Jens Meyerhoff
Chief Financial Officer
350 West Washington Street, Suite 600
Tempe, Arizona 85281

> **Re:** **First Solar, Inc.**
> **Form 10-Q for the fiscal quarter ended June 26, 2010**
> **Filed August 2, 2010**
> **File No. 001-33156**

Dear Mr. Meyerhoff:

We have reviewed your response dated July 30, 2010 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the fiscal quarter ended June 26, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Systems Segment, page 45

1. We note the additional disclosures made in response to prior comment 9.   While
   we understand that management currently views the systems segment as an
   "enabler to drive module throughput," it appears from your most recent Form 10-
   Q that the systems business is growing in significance. Accordingly, please
   confirm that you will give continuing consideration to more complete disclosure
   in MD&A about the actual costs and profits from sales of systems. In that regard,
   under Item 303(a)(3) of Regulation S-K, MD&A should provide discussion of the
   components of revenues and expense in sufficient detail to convey an
   understanding of the results of operations.

   You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Accounting
Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial
statements and related matters. In this regard, please do not hesitate to contact me at
(202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief